File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

(Filed April 18, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 18, 2008

VITRO, S.A.B. DE C.V.

ORDINARY SHAREHOLDERS MEETING HELD ON APRIL 17, 2008

SUMMARY OF THE RESOLUTIONS TAKEN

  The Audit Committee Report, the Corporate Practices Committee Report and the Finance and Planning Committee Report on the activities performed in 2007, as well as the Board of Directors Report on the operations and activities where intervened during the year ended on December 31, 2007 were duly approved.

  Taking into consideration the Independent Auditor Report and the Board of Directors Opinion, it was approved the Chief Executive Officer Report rendered by the year ended on December 31, 2007 as well as the Board of Directors report pursuant to paragraph b) of article 172 of the Ley General de Sociedades Mercantiles ("General Law of Mercantile Corporations").

  It was approved the report on the Company's fulfillment of its tax obligations according to the applicable provisions.

  It was approved the Board of Directors project to apply the balance Results for the year ended on December 31, 2007, in order that the $13 million pesos of the Net Lost of the Majority Interest for 2007 be allocated to $21,282 million pesos of the Profits of Prior Years Account.  Due to the foregoing, the balance of the Profits of Prior Years to be Applied Account shall be $21, 269 million pesos.

  It was approved to pay a cash dividend over the Profits of Prior Years to be Applied Account by the amount of $0.40 pesos, Mexican currency, per share by 358'504,974 ordinary shares, Series "A" Class I and Class II representing the capital stock, being the total amount of the dividend payment $143 million pesos and consequently the Profits of Prior Years to be Applied account shall be $21,126 million pesos.  This dividend shall be paid on May 12, 2008 in exchange for the coupon number 67 at Vitro, S.A.B. de C.V. offices located at avenida Roble 660, Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon to the shareholders that have material possession of their shares certificates, and through the S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V. to those shares that are deposited in that company.  The payment of the dividend shall come from the Net Profit Tax Account ("Cuenta de Utilidad Fiscal Neta") and shall be subject to the tax provisions in force at the moment that the payment shall be made.

  The following personas are appointed as Proprietary Directors of the Board of Directors: Adrian Sada Trevino; Adrian Sada Gonzalez; Federico Sada Gonzalez; Carlos Bremer Gutierrez; Julio Escamez Ferreiro; Alejandro Garza Laguera; Ing. Tomas Gonzalez Sada; Manuel Guemez de la Vega; Gustavo Madero Munoz; Ricardo Martin Bringas; Carlos Munoz Olea; Carlos Eduardo Represas de Almeida; Jaime Rico Garza; Jaime Serra Puche; Joaquin Vargas Guajardo and Andres Yarte Cantu.

  Mr. Adrian Sada Gonzalez was appointed as Chairman of the Board of Directors and Mr. Alejandro F. Sanchez Mujica as Secretary of such collegiate body.

  It is ratified the independence qualification of the members of the Board, being the Board of Directors integrated in 56.2% of independent directors: Carlos Bremer Gutierrez; Alejandro Garza Laguera; Manuel Guemez de la Vega; Gustavo Madero Munoz; Ricardo Martin Bringas; Carlos Munoz Olea; Carlos Eduardo Represas de Almeida; Jaime Serra Puche, and Joaquin Vargas Guajardo.

  It was approved that the compensation for each Director and Secretary remain the same as the past year, which consists of three gold coins ("Centenarios") or its equivalent in cash per meeting for the Board of Directors and the same amount per meeting for the Corporate Practices Committee and the Finance and Planning Committee, including their respective Secretaries. With respect to the Members which form part of the Audit Committee as well as its Secretary, the Shareholders' Meeting approved to grant a monthly fee of $15,000.00 (Fifteen Thousand 00/100 Pesos Local Currency) and additionally a fee consisting of five gold coins ("Centenarios") or its equivalent in cash per meeting.

  Messrs. Gustavo Madero Munoz and Manuel Guemez de la Vega was appointed as Presidents of the Audit Committee and the Corporate Practices Committee respectively.

  Messrs. Claudio Luis del Valle Cabello and Alejandro Francisco Sanchez Mujica was appointed as special delegates of the Shareholders Meeting.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in nine countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 18, 2008